082-34938

RECEIVED

2006 DEC -4 P 1:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 November, 2006

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

USA

06018929

Q.CELLS

Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610
MAIL q-cells@q-cells.com
WEB www.q-cells.com

Re: Application for Exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We, Q-Cells Aktiengesellschaft (the "Company"), a stock corporation (*Aktiengesellschaft*) incorporated under the laws of the Federal Republic of Germany, are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

SUPPL

Yours sincerely,

Q-Cells Aktiengesellschaft
Stefan Lissner
Manager Investor Relations Q-Cells AG

PROCESSED
DEC 05 2006
THOMSON
FINANCIAL

Enclosures

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG publishes third quarter figures – strong growth continues

- **Sales rise by 95% in the first nine months, net income for the period climbs 150%**
- **Outlook raised once again: Net income for 2006 expected to reach up to EUR 85 million (previously EUR 75 million)**

Thalheim, November 14, 2006 - Q-Cells AG (QCE; WKN 555866) has published its quarterly report as of September 30, 2006. As the European market leader and world's second-largest manufacturer of solar cells, Q-Cells AG has continued on its growth course, increasing production for the first nine months of 2006 by approximately 63% to 180.1 MWp (September 30, 2005: 110.7 MWp).

Sales, earnings before interest and taxes (EBIT), and net income increased significantly in the first nine months of 2006: Sales increased by 95% to EUR 383.9 million (September 30, 2005: EUR 196.9 million). EBIT and net income for the period grew even more than sales, with EBIT climbing 126% to EUR 90.9 million (September 30, 2005: EUR 40.3 million) and net income surging 150% to EUR 62.0 million (September 30, 2005: EUR 24.8 million).

Based on the Company's excellent performance in the third quarter of 2006, Q-Cells AG is once again raising its forecast for the current fiscal year. Taking into account the fact that December is a shortened production month due to maintenance work, production is expected to reach approximately 255 MWp (2005: 165.7 MWp), sales approximately EUR 525 million (2005: EUR 299.4 million), EBIT up to EUR 120 million (2005: EUR 63.2 million), and net income up to EUR 85 million (2005: EUR 39.9 million). Previous forecasts assumed an EBIT of EUR 115 million and net income of EUR 75 million.

The export ratio was 48%, up significantly from 35.8% in the prior-year period. The Company is still aiming to increase the export ratio to 60% by the end of 2007.

Q.CELLS

At the Thalheim location, Q-Cells AG had an annual production capacity of 312 MWp in its core business as of September 30, 2006 (corresponding to a nominal capacity of 390 MWp). By the end of 2007, production capacity is expected to increase to 432 MWp (corresponding to a nominal capacity of 540 MWp) based on completion of the first two stages of production line V.

In addition to further expanding its core business, enlarging the technology division, and building a research and development line, Q-Cells AG is continuing to invest in new technologies. In the third quarter, EverQ GmbH started construction of a second production line with a production capacity of 50 MWp. Brilliant 234. GmbH, a 100% subsidiary of Q-Cells, has been constructing its first pilot line for the production of silicon thin-film modules since August 2006. The new line is expected to reach a capacity of 25 MWp by the end of 2007.

Furthermore, Q-Cells acquired 12.39% of the shares in The Solaria Corporation (USA) in the third quarter. This company has developed a low-concentrating solar technology on the basis of standard silicon solar cells.

At the end of the third quarter, Q-Cells AG had a total of 906 employees in the Group. This represents an increase of 37 employees since mid-2006.

The Third Quarter 2006 Report and the current company presentation are available for download from the Investor Relations section of Q-Cells AG's website (www.q-cells.com).

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q CELLS

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG to invest in CIGS Thin-Film Technology

Thalheim, 23 November 2006: Q-Cells AG (QCE; WKN 555866) is investing in a new photovoltaic technology to complement its current technology portfolio. Q-Cells, the world's second-largest manufacturer of solar cells, is joining forces with Solibro AB from Uppsala, Sweden, to set up a joint venture under the name of Solibro GmbH, in which Q-Cells will hold a share of 67.5%.

Solibro GmbH will commercialise the copper indium gallium di-selenide (CIGS) thin-film technology developed in Sweden by Solibro AB. For this purpose there are plans to build an initial factory in Thalheim, which will have an annual production capacity of 25 to 30 MWp.

Q-Cells AG will initially pay Solibro AB € 4 million for its 67.5% share and € 20 million against the achievement of technological milestones. The parties involved are expected to take a decision on the construction of the first production site in Thalheim by mid 2007. Q-Cells AG plans to invest € 60 million in this first stage of expansion.

Solibro AB is a spin-off from the widely renowned CIGS research group at the University of Uppsala's Ångström Solar Center. The main shareholders of Solibro AB are the Swedish pension fund Sjätte AP-Fonden and the Norwegian investment firm Energy Future Invest. Ownership of the technology developed by Solibro AB, for which three patent applications have been filed, and all related assets will be transferred to Solibro GmbH. The current pilot line in Uppsala will be transformed to a manufacturing development centre, operated as a wholly owned subsidiary of Solibro GmbH. This centre will provide technological support to the production and drive further CIGS developments of strategic importance.

Solibro processes at its pilot line in Uppsala solar active CIGS layers on glass substrates of industrial size. Already today, module efficiencies exceeding 11.5% (independently confirmed) have been achieved. Based on a closely related technology, the affiliated research group at the Ångström Solar Center has realised efficiencies of up to 16.6% (minimodules) and 18.5% (solar cells) under laboratory conditions.

Q CELLS

CIGS technology combines several benefits: it does not require any silicon and in comparison to other thin-film technologies CIGS has the potential of very high module efficiencies, exceeding 12% in industrial production. The aesthetic appearance of the black modules also makes them well suited for integration into the facades and roofs of buildings.

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Third Quarter 2006 Report

WE GROW WITH LIGHT

Q.CELLS

FINANCIAL HIGHLIGHTS (IFRS)

		01/01–09/30/2006[1]	01/01–09/30/2005[1]	2005[1]	2004[1]	2003	2002
Income							
Revenues	€, millions	383.9	196.9	299.4	128.7	48.8	17.3
EBITDA	€, millions	104.1	48.0	74.4	24.8	8.5	2.4
EBIT	€, millions	90.9	40.3	63.2	19.6	5.3	0.9
Earnings before taxes	€, millions	87.2	37.2	59.9	17.9	4.3	0.1
Net income for the year	€, millions	62.0	24.8	39.9	12	3.0	0.2
Assets							
Non-current assets	€, millions	200.1	108.6	126.5	67.7	27.3	16.3
Current assets	€, millions	358.2	105.9	329.6	45.4	25.3	10.3
Total assets	€, millions	558.3	214.5	456.1	113.1	52.6	26.6
Shareholders' equity	€, millions	392.9	60.4	321.3	34.7	10.3	0.8
Equity ratio	%	70.4	28.2	70.4	30.7	19.6	3.0
Financial condition							
Operating cash flow	€, millions	33.4	12.7	22.6	6.4	0.6	–2.2
Investments in fixed assets	€, millions	40.1	36.0	44.9	44.9	14.8	7.0
Depreciation/Amortization	€, millions	13.1	7.8	11.3	5.2	3.2	1.5
Production							
Nominal capacity[2]	MWp	390	271	292	170	63	22
Production capacity[2]	MWp	312	217	234	136	50	17
Actual Production	MWp	180.1	110.7	165.7	75.9	27.7	9.3
Number of cells produced	millions of units	50.39	31.28	46.27	22.15	8.94	3.65
Employees[2]	Number	906[1]	731	767	484	207	82

[1] Consolidated financial statement
[2] At the end of the respective reporting period

SUMMARY PURCHASE AND SALES CONTRACTS STATUS 09/30/2006

Purchase		**2006**	**2007**	**2008**	**2009–2018**
Contracted/secured	MWp	275	305[1]	389	1,785
Additional potential availabilities[2]	MWp	0	(-116)	(-270)	[3]
Weighted sum	MWp	**275**	**340**	**470**	
Sales		**2006**	**2007**	**2008**	**2009–2019**
Contracted/secured[4]	MWp	240	264	343	1,317

[1] Plus volumes for EverQ (17 MWp).
[2] Potential additional volumes may result from annual *on-going deliveries*, current negotiations and thickness reduction. Based on experience only a part (~30% in 2007) leads to additional delivery quantities.
[3] Forecasts will be undertaken later on in the relevant time frames.
[4] +/– 10% variation because of stipulations.

OVERVIEW BUSINESS SEGMENTS 01/01–09/30/2006

		Core business	New technologies		Consolidation	Group
			Full consolidation[1]	Equity-consolidation[2]		
Revenues	€, millions	383.8	0.1		0.0	383.9
Gross profit	€, millions	157.8	0.5		–0.5	157.8
Operating income (EBIT)	€, millions	91.7	–0.7		–0.1	90.9
Net income	€, millions	64.5	–0.8	–1.6	–0.1	62.0

[1] Calyxo GmbH
Brilliant 234. GmbH
VHF-Technologies SA
[2] EverQ GmbH
CSG Solar AG
The Solaria Corporation

- PRODUCTION UP 62.7 % IN THE FIRST NINE MONTHS IN COMPARISON WITH SAME PERIOD A YEAR EARLIER
- SALES CLIMB BY 95 %
- NET INCOME FOR THE PERIOD RISES EVEN MORE THAN SALES, INCREASING 150 %
- EARNINGS FORECAST RAISED: NET INCOME EXPECTED TO REACH UP TO € 85 MILLION
- TECHNOLOGY DIVISION UNDERGOING EXPANSION; RESEARCH AND DEVELOPMENT LINE TO BE CONSTRUCTED
- SUPPLY OF SILICON WAFERS SECURED TO ENSURE FUTURE GROWTH
- EXPORT RATIO REACHES 48 %
- CONSTRUCTION STARTED ON SECOND PRODUCTION LINE AT EVERQ AND ON PILOT PRODUCTION LINE AT BRILLIANT 234. GMBH
- FURTHER INVESTMENTS IN NEW BUSINESS FIELDS: STAKE TAKEN IN THE SOLARIA CORPORATION, FREMONT, CA. (USA)
- ADDITIONAL JOBS CREATED FOR QUALIFIED EMPLOYEES

Q.CELLS

Third Quarter 2006 Report WE GROW WITH LIGHT.

CONSOLIDATED INCOME STATEMENT (IFRS)
for the nine months ended September 30, 2006

	07/01-09/30 2006 € '000	07/01-09/30 2005 € '000	01/01-09/30 2006 € '000	01/01-09/30 2005 € '000
1. Sales revenue	140,820.5	80,196.7	383,895.8	196,945.9
2. Changes in inventories of finished goods and work in progress	5,627.6	5,046.0	12,917.3	7,103.0
3. Other own work capitalized	419.2	172.8	956.8	659.7
4. Other operating income	2,788.9	1,481.8	8,500.9	4,351.2
5. Cost of materials				
a) Cost of raw materials, consumables and supplies and of purchased merchandise	90,239.2	51,081.2	233,966.2	127,080.5
b) Cost of purchased services	2,399.1	2,623.8	14,534.6	3,461.0
6. Personnel expenses				
a) Wages and salaries	7,682.8	5,677.2	22,253.2	14,818.9
b) Social security costs and pension and benefit expenses	1,376.2	1,041.0	4,054.1	2,632.4
c) Stock option expenses	1,607.7	619.3	4,638.0	821.9
7. Depreciation, amortization and impairment losses	4,137.0	3,292.2	13,143.4	7,780.6
8. Other operating expenses	7,176.9	5,831.5	22,753.4	12,196.4
9. Other taxes	4.3	2.3	12.6	6.5
10. Operating income (EBIT)	**35,033.0**	**16,728.8**	**90,915.3**	**40,261.6**
11. Income from associates	369.3	-221.2	-1,620.0	-792.6
12. Interest and similar income	1,414.7	21.8	2,845.5	28.6
13. Interest and similar expense	816.4	849.7	2,537.2	2,158.0
14. Gain/loss from financial instruments	-2,357.4	0.0	-2,357.4	0.0
15. Profits transferred under partial profit transfer agreements	4.4	43.0	26.0	129.1
16. Income before taxes (EBT)	**33,638.8**	**15,636.7**	**87,220.2**	**37,210.5**
17. Income taxes	9,065.1	5,577.8	25,212.2	12,381.6
18. Net income	**24,573.7**	**10,058.9**	**62,008.0**	**24,828.9**
Minority interests	-299.8	0.0	-393.3	0.0
Net income attributable to shareholders of Q-Cells AG	**24,873.5**	**0.0**	**62,401.3**	**0.0**

Earnings per share	07/01-09/30 2006	07/01-09/30 2005	01/01-09/30 2006	01/01-09/30 2005
Earnings per share (basic) in € per share	0.33	0.17	0.83	0.41
Earnings per share (diluted) in € per share	0.31	0.17	0.79	0.41

CONSOLIDATED CASH FLOW STATEMENT (IFRS)
for the nine months ended September 30, 2006

	01/01-09/30/2006 € '000	01/01-09/30/2005 € '000
Net income	62,008.0	24,828.9
Income tax expense	25,212.2	12,381.6
Depreciation, amortization and impairment losses	13,143.4	7,780.6
Income from associates	1,620.0	792.6
Other non-cash income and expenses	5,548.7	833.3
Amortization of deferred investment grants and subsidies	-4,968.0	-2,894.7
Change in provisions	3,352.4	1,894.0
Losses on disposal of intangible assets and items of property, plant and equipment	49.6	602.5
Change in inventories, receivables and other assets	-80,974.7	-46,450.4
Change in other liabilities	30,108.9	14,071.2
Interest and similar income	-2,845.5	-28.6
Interest and similar expense	2,537.2	2,158.0
Liquid funds generated by operating activities	**54,792.2**	**15,969.0**
Interest paid	-2.044.9	-1,831.6
Interest received	2,613.8	74.4
Income taxes paid	-22,009.1	-1,496.8
Cash provided by operating activities	**33,352.0**	**12,715.0**
Capital expenditures on intangible assets	-5,069.3	-1,189.7
Capital expenditures on property, plant and equipment	-34,686.0	-37,263.9
Acquisitions of equity investments	-3,122.0	-10,943.8
Change in time deposits	17,377.2	0.0
Proceeds from disposal of property, plant and equipment	12.1	379.0
Proceeds from investment grants and subsidies	10,974.6	14,428.0
Cash used in investing activities	**-14,513.4**	**-34,590.4**
Proceeds from contributions to shareholders' equity	807.2	2,609.2
Payments for IPO	0.0	-1,700.1
Proceeds from loans obtained	0.0	25,375.0
Proceeds from loans issued	1,327.2	0.0
Repayment of silent partners' interest	-4,092.0	0.0
Repayment of loans	-12,538.8	-12,184.7
Payments under finance leases	-961.2	-998.7
Payments for loans issued	-17,603.5	0.0
Change in current accounts and interim financing	0.0	22,858.5
Cash used in (prior year period: cash provided by) financing activities	**-33,061.1**	**35,959.2**
Change in liquid funds	-14,222.5	14,083.8
Cash acquired during the acquisition of consolidated companies	-85.4	0.0
Balance of liquid funds at beginning of period	200,647.9	2,527.2
Balance of liquid funds at end of period	**186,340.0**	**16,611.0**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (IFRS)
for the nine months ended September 30, 2006

	Subscribed capital € '000	Capital reserves € '000	Revenue reserves € '000
01/01/2005	**10,085.7**	**12,405.4**	**0.0**
Stock option program		821.9	
Change in equity of associates		-7.5	
Other recognized gains and losses	0.0	814.4	0.0
Net income for the period			
Total recognized income and expense	0.0	814.4	0.0
Transfer to revenue reserves			13,591.5
Capital increase from reserves	20,171.4	-12,107.9	-8,063.5
09/30/2005	**30,257.1**	**1,111.9**	**5,528.0**
Stock option program		1,656.1	
Market valuation of financial instruments			
Change in equity of associates		-3.2	
Other recognized gains and losses	0.0	1,652.9	0.0
Net income for the period			
Total recognized gains and losses	0.0	1,652.9	0.0
Capital increase	6,656.5	246,292.4	
Cost of raising equity (after tax)		-8,370.3	
12/31/2005	**36,913.6**	**240,686.9**	**5,528.0**
Stock option program		4,638.0	
Market valuation of financial instruments			
Change in equity of associates		108.6	
Other recognized gains and losses	0.0	4,746.6	0.0
Net income for the period			
Total recognized gains and losses	0.0	4,746.6	0.0
Transfer to revenue reserves			34,834.9
Issuance of new shares	309.7	532.6	
Capital increase from reserves	37,223.3		-37,223.3
Changes in consolidated group			
Currency translation			
09/30/2006	**74,446.6**	**245,966.1**	**3,139.6**

Other reserves					
Market valuation € '000	Currency translation € '000	Accumulated profits € '000	Total € '000	Minority interests € '000	Group total € '000
0.0	**-2,9**	**12,240.6**	**34,728.8**	**0.0**	**34,728.8**
			821.9		821.9
	10.5		3.0		3.0
0.0	*10.5*	*0.0*	*824.9*		824.9
		24,828.8	24,828.8		24,828.8
0.0	10.5	24,828.8	25,653.7		25,653.7
		-13,591.5			
0.0	**7.6**	**23,477.9**	**60,382.5**	**0.0**	**60,382.5**
			1,656.1		1,656.1
-432.6			-432.6		-432.6
	-22.7		-25.9		-25.9
-432.6	-22.7	0.0	1,197.6		1,197.6
		15,103.2	15,103.2		15,103.2
-432.6	-22.7	15,103.2	16,300.8		16,300.8
			252,948.9		252,948.9
			-8,370.3		-8,370.3
-432.6	**-15.1**	**38,581.1**	**321,261.9**	**0.0**	**321,261.9**
			4,638.0		4,638.0
993.6			993.6		993.6
	10.1		118.7		118.7
993.6	10.1	0.0	5,750.3		5,750.3
		62,401.3	62,401.3	-393.3	62,008.0
993.6	10.1	62,401.3	68,151.6	-393.3	67,758.3
		-34,834.9	0.0		0.0
			842.3		842.3
			0.0		0.0
			0.0	3,093.8	3,093.8
	-9.5	0.2	-9.3	-46.5	-55.8
561.0	**-14.5**	**66,147.7**	**390,246.5**	**2,654.0**	**392,900.5**

NOTES TO THE IFRS INTERIM FINANCIAL STATEMENTS OF Q-CELLS AG, THALHEIM for the period from January 1 to September 30, 2006

BASIS OF PRESENTATION

These interim financial statements in accordance with IFRS represent the consolidated financial statements of Q-Cells AG. The consolidated financial statements are prepared in euros (EUR), since the majority of Group transactions is made in this currency. Unless otherwise indicated, all amounts are stated in thousands of euros (€ '000). All figures are rounded off, which may result in rounding differences.

Significant events during the reporting period

On September 29, 2006, the shareholders of EverQ GmbH, Thalheim, Germany; Evergreen Solar Inc., Marlboro, USA; Renewable Energy Corporation ASA, Høvik, Norway; and Q-Cells AG signed a master joint venture agreement pursuant to which EverQ GmbH will implement a capital increase involving an increase of Q-Cells AG's interest in EverQ GmbH in the nominal amount of € 52.5 thousand by an additional € 107.5 thousand to € 160.0 thousand, giving Q-Cells a stake of 33.33% in EverQ. In addition to the capital increase, Q-Cells AG will make another contribution to the capital reserve of EverQ GmbH in the amount of € 3,962.5 thousand pursuant to § 272 (2) No. 4 of the German Civil Code. The management of EverQ GmbH will not file for registration of the agreed capital increase with Commercial Register until the competent cartel authorities have given formal notice that the capital increase or the related transaction will not be prohibited, or until the waiting period stipulated in the relevant merger control provisions has expired without a formal decision having been reached or the competent cartel authorities have confirmed that the capital increase or the related transaction is not subject to registration under the applicable merger control provisions.

In September 2006, CSG Solar AG, Thalheim, made use of its option to demand payment of € 2,200.0 thousand from an investor into the Company's shareholders' equity. As a result of this capital increase, the stake of Q-Cells AG in CSG Solar AG was reduced to 21.91 % from 23.03 %.

Based on the resolution of the shareholders' meeting of CSG Solar AG of October 10, 2005 and filed with the Commercial Register of the Local Court of Stendal on January 1, 2006, the executive board of CSG Solar AG, Thalheim, on September 13, 2006 resolved to increase the share capital of the company by issuing up to 77,359 new no-par value bearer shares with transfer restrictions at an issue price of € 1 each. The new shares will be entitled to dividends as of January 1, 2006. Against this backdrop, Q-Cells AG acquired 13,470 shares in CSG Solar AG as of November 1, 2006 at a total issue price of € 13.5 thousand. In addition, Q-Cells has agreed to contribute € 1,414.3 thousand to the shareholders' equity of CSG Solar AG pursuant to § 272 (2) No. 4 of the German Commercial Code. This capital increase is based on a subscription agreement between the shareholders of CSG Solar AG signed in October/November 2006.

In April 2006, Q-Cells AG acquired 15.52% of the shares in VHF-Technologies SA, Yverdon-les-Bains, Switzerland (VHF) as well as an option to acquire additional shares. This company develops, produces and markets flexible solar modules based on thin film technology under the brand name of "Flexcell".

In September 2006, Q-Cells AG acquired 12.39% of the shares in The Solaria Corporation, Fremont, California, USA ("Solaria"). Solaria has developed a new, low-concentrating photovoltaic technology on a standard silicon solar cell basis. This technology has considerable potential for lowering the costs of module production, since it enables the number of modules produced with a specific quantity of silicon to be increased based on the concentration of sunlight. Anton Milner, CEO of Q-Cells AG, is a member of the Board of Directors of Solaria.

Accounting policies

The quarterly report for the period ended September 30, 2006, including selected notes, has been prepared in accordance with the International Financial Reporting Standards (IFRS) for Interim Financial Statements (IAS 34).

The IFRS interim financial statements were prepared using those accounting policies used in the consolidated IFRS financial statements of Q-Cells AG for the year ended December 31, 2005. These interim financial statements do not contain all information required to be included in the consolidated financial statements as of the end of a fiscal year and should therefore be read in conjunction with the consolidated financial statements as of December 31, 2005.

Q-Cells AG has contracted embedded derivatives in connection with its sales and purchasing contracts in USD. Those derivative components that are embedded in a non-derivative host contract are accounted for separately and measured at fair value pursuant to IAS 39, provided they meet the definition of a derivative and their economic characteristics and risks are not closely related with the host contract. Derivatives with positive fair values are recognized as assets at the market value of financial instruments, and derivatives with negative fair values are recognized as liabilities at the market value of financial instruments. Any changes in the fair value of these hedging instruments – which are in fact hedges from a risk management point of view but are not classified as hedges in accordance with the criteria set forth in IAS 39, "Financial Instruments: Recognition and Measurement" – are reported separately on the income statement as part of the financial result.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Companies included in consolidation

In addition to Q-Cells AG, the consolidated financial statements include all domestic and foreign subsidiaries controlled by Q-Cells AG. Associated companies are accounted for at equity, provided significant influence is exercised on those companies

Subsidiaries:

- Calyxo GmbH, Thalheim, Germany (100% stake)
- Q-Cells Asia Ltd., Hong Kong, China (100% stake)
- Brilliant 234. GmbH, Thalheim, Germany (100% stake)
- VHF-Technologies SA, Yverdon-les-Bains, Switzerland (15.52% stake)

At the start of 2006, Q-Cells AG acquired a 100% stake in Brilliant 234. GmbH, Thalheim. This company develops, produces and markets solar modules based on thin film technology.

The Company's stake in VHF amounted to 15.52% as of September 30, 2006. Q-Cells AG has the option to increase its share to 51% at any time. Therefore, VHF was fully included in the consolidated financial statements effective May 24, 2006 (date of acquisition) in accordance with IAS 27.14. The transaction was preliminarily accounted for under the purchase method in accordance with IFRS 3.62.

The loss generated by VHF, which was included in the consolidated financial statements, amounted to € 465.3 thousand as of the acquisition date (of which € 393.3 thousand is attributable to minorities). If VHF had been acquired on the first day of fiscal year 2006, the Group's sales revenues would have increased from € 383,895.8 thousand to € 384,004.4 thousand and the Group's net income for the period would have decreased from € 62,008.0 thousand to € 61,596.3 thousand.

Associates accounted for at equity:

- CSG Solar AG, Thalheim, Germany (21.91% stake)
- EverQ GmbH, Thalheim, Germany (21.00% stake)
- The Solaria Corporation, Fremont, California, USA (12.39% stake)

Initial accounting for the acquisition of Solaria Corporation

As of September 30, 2006, Q-Cells AG had a stake of 12.39% in The Solaria Corporation, Fremont, California, USA. Pursuant to IAS 28, Solaria was included in the consolidated financial statements of Q-Cells AG effective September 1, 2006 (date of acquisition), since Q-Cells AG is able to exercise significant influence on the company. The Solaria Corporation is accounted for at equity.

The agreed total consideration amounting to € 3,122.0 thousand was paid to Solaria in cash within the context of a capital increase.

NOTES TO THE *INDIVIDUAL* BALANCE SHEET ITEMS

Non-current assets

Intangible assets
Intangible assets increased above all due to the technology acquired as a result of the acquisition of the stake in VHF (€ 3,234.3 thousand) and due to the purchase for a consideration of the mySAP ERP and CRM software and its implementation.

Financial assets
CPI ChemiePark-Institut GmbH, Bitterfeld, in which Q-Cells AG holds a stake of 6.1%, is not consolidated in the financial statements. This company is reported as a financial asset in the consolidated financial statements of Q-Cells AG.

Investments in associates
Q-Cells AG holds the following investments in associates:

	09/30/2006		12/31/2005	
	€ '000	Proportion of shareholders' equity %	€ '000	Proportion of shareholders' equity %
CSG Solar AG, Thalheim	5,762.3	21.91	6,993.8	23.03
EverQ GmbH, Thalheim	5,243.5	21.00	5,486.9	21.00
The Solaria Corporation, Fremont, California, USA	3,095.1	12.39	0.0	0.00
	14,100.9		**12,480.7**	

Other non-current assets
Other non-current assets reflect the non-current portion of advance payments made on future raw materials supplies of € 29,465.3 thousand (December 31, 2005: € 9,662.9 thousand) as well as a *bullet loan* extended to EverQ GmbH, Thalheim, in the amount of € 3,825.0 thousand (December 31, 2005: € 0.0 thousand). The loan has a term until June 30, 2010 and bears interest of 5.72% p.a.

Current assets

Inventories

	09/30/2006 € '000	12/31/2005 € '000
Raw materials and supplies	27,340.6	27,673.9
Finished goods and work in progress	30,834.9	17,917.6
Advance payments	5,481.7	4,297.4
	63,657.2	**49,888.9**

The inventories of raw materials and supplies as well as finished goods and work in progress have been assigned in full to the lending banks as collateral for existing current financial liabilities.

Trade accounts receivable
All trade accounts receivable are due within one year.

As of the reporting date, receivables in foreign currencies amounted to € 5,586.7 thousand (December 31, 2005: € 1,045.4 thousand).

All receivables of Q-Cells AG have been assigned to the lending banks as collateral for current financial liabilities.

A fair value of € 12.93 per option was calculated on the basis of the above assumptions.

Total expenses recorded in the period under review for options issued under the 2005 stock option program in the first quarter of 2006 (ESOP IIa) equal € 505.3 thousand. Expenses for those options issued in the third quarter of 2006 (ESOP II b) equal € 92.5 thousand. These expenses are reported under personnel expenses with a corresponding increase in shareholders' equity (capital reserve).

Please refer to the statement of changes in equity for details on changes in the shareholders' equity of Q-Cells AG during the first nine months of 2006.

Non-current liabilities

Non-current financial liabilities

Non-current financial liabilities decreased to € 7,790.7 thousand in comparison with December 31, 2005 (€ 12,833.8 thousand) due to scheduled repayments.

Other non-current liabilities

Other non-current liabilities as of September 30, 2006 mainly reflect non-current liabilities arising from the finance lease in the amount of € 2,649.9 thousand (December 31, 2005: € 3,501.9 thousand) as well as the non-current portion of advance payments received on account of orders in the amount of € 6,313.7 thousand (December 31, 2005: € 0.0 thousand). As of December 31, 2005, the non-current portion in the amount of € 1,004.0 thousand of the loan totaling € 5.0 million granted by Solon AG, Berlin, was still reported in the financial statements.

Current liabilities

Current financial liabilities

Current financial liabilities declined in comparison with December 31, 2005, primarily due to early repayment of interim financing in the amount of € 4,441.0 thousand in the first quarter of 2006.

Trade accounts payable

All trade accounts payable are due within one year.

Payables in foreign currencies are translated at the exchange rate on the transaction date and subsequently measured at the closing rate. As of the reporting date, liabilities in foreign currencies amounted to € 2,265.7 thousand (December 31, 2005: € 1,645.4 thousand).

Other current liabilities

The decline in other current liabilities in comparison with December 31, 2005 is attributable to termination of the silent partnerships with IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg, as of January 31, 2006 and with Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg as of September 30, 2006 and the related repayment of the contributions of € 4,092.0 thousand. In addition, scheduled repayments were made on the loans granted by Solon AG, Berlin (annual loan portion due for repayment as of September 9, 2006: € 2,003.0; December 31, 2005: € 3,996.0).

NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

The comparison figures relate to the period from January 1 to September 30, 2005.

Sales revenues

Sales revenues rose by 94.9 % compared to 2005.

Information on the breakdown by region is provided in the segment report of these Notes.

Product	Cell type	Sales 2006 01/01–09/30 € '000	Sales 2005 01/01–09/30 € '000	Change € '000
Polycrystalline	Q5 (125x125 mm)	5,753.6	2,069.2	3,684.4
	Q6 (150x150 mm)	3,011.8	2,538.1	473.7
	Q6L (156x156 mm)	323,666.7	169,765.2	153,901.5
	Q8 (210x210 mm)	1,135.4	1,748.6	–613.2
Monocrystalline	Q5M (125x125 mm)	9,266.3	536.6	8,729.7
	Q6M (150x150 mm)	4.0	136.8	–132.8
	Q6ML (156x156 mm)	40,930.0	20,151.4	20,778.6
Other		128.0	0.0	128.0
Total		**383,895.8**	**196,945.9**	**186,949.9**

Sales of broken cells, other sales revenues and sales deductions totaling € 1,708.7 thousand (2005: € 1,684.3 thousand) were allocated to individual products and cell types.

Based on an agreement with a silicon supplier, the Company is required to commission the manufacture of modules from cells produced by Q-Cells AG using the silicon delivered from that particular supplier. The reworking into modules (lamination) invoiced by Q-Cells AG to the customer is included in the sales revenues of laminated solar cells (Q6L) in the amount of € 11,906.4 thousand (2005: € 115.5 thousand), and an equivalent amount is recorded in the cost of materials.

Other operating income

Other operating income comprises the following items:

Other operating income	01/01–09/30 2006 € '000	01/01–09/30 2005 € '000
Amortization of investment subsidies	3,191.3	1,676.4
Amortization of investment grants	1,776.6	1,218.3
Foreign exchange gains	1,521.7	475.0
Release of provisions	659.7	85.0
Income from other periods	102.5	0.0
Grants for personnel costs	33.9	417.6
Other income	1,215.2	478.9
Total	**8,500.9**	**4,351.2**

Cost of materials

Materials costs are incurred primarily for the procurement of wafers. The materials usage rate (ratio of cost of materials to sales and changes in inventories) was 62.6% in the first nine months of 2006 (2005: 64.0%).

The materials usage rate is as follows, before and after adjustment for lamination costs:

	Core business prior to elimination of lamination costs € '000	Module business € '000	Core business prior to elimination of module business € '000
Sales revenues	383,895.8	-11,906.4	371,989.4
Change in inventories	12,917.3		12,917.3
Cost of materials	248,500.8	-11,906.4	236,594.4
	148,312.3		**148,312.3**
Materials usage rate	**62.6%**		**61.5%**

Personnel expenses

As of September 30, 2006, the Q-Cells AG (Group) had 852 employees (2005: 702). The number of apprentices was 39 (2005: 25), and there were 11 interns and student trainees. The Executive Board of Q-Cells AG consists of four members, as in the first nine months of 2005. The personnel expense ratio (ratio of personnel expenses to sales and changes in inventories) was 7.8% in the first nine months of 2006 (2005: 9.0%).

Other operating expenses

Other operating expenses are composed of the following items:

Other operating expenses	01/01-09/30 2006 € '000	01/01-09/30 2005 € '000
Maintenance and repair costs	3,093.9	1,425.5
Legal and consulting fees	2,740.5	2,048.7
Foreign exchange losses	2,590.4	447.1
General and administrative expenses	2,542.4	1,165.7
Selling expenses	2,474.0	1,507.0
Costs related to guarantees	1,860.0	1,040.5
Miscellaneous travel expenses	989.1	593.6
Contributions and fees	872.5	495.0
Freight and storage costs	770.1	705.4
Advanced training	614.5	313.1
Miscellaneous other operating expense	4,206.0	2,454.8
Total	**22,753.4**	**12,196.4**

Income from associates

Income from associates reflects the contributions to income of the companies accounted for at equity. This relates to CSG Solar AG at € –1,349.6 thousand (2005: € –520.7 thousand), EverQ GmbH at € –243.5 thousand (2005: € –271.9 thousand), and Solaria at € –26.9 thousand (2005: € 0.0 thousand). The income of EverQ GmbH was positively impacted in the third quarter of 2006 due to recognition of the deferred tax portion of € 495.8 thousand.

Gain/loss from financial instruments

To reduce the currency risk Q-Cells AG has contracted embedded derivatives in connection with its sales and purchasing contracts. The contracts entered into involve both purchasing and sales contracts in USD.

As of the interim reporting date for the third quarter of 2006, valuation of the embedded derivatives led to a negative market value of € –2.4 million. Income and expenses from transactions amounted to € 13.4 million and € 15.7 million, respectively.

Income taxes

Income taxes break down as follows:

	01/01–09/30 2006 € '000	01/01–09/30 2006 € '000
Corporate income tax	17,458.3	8,922.7
Municipal trade tax	8,507.3	3,398.7
Deferred taxes	–753.4	60.2
Total	**25,212.2**	**12,381.6**

Taking into account the solidarity surcharge and the municipal trade tax, a tax rate of 33.07 % is arrived at when calculating deferred taxes (September 30, 2005: 33.07 %).

Financial risks

Security policy

Capital is invested only with financial institutions
having high credit ratings. The investments are made in financial assets that are subject to either no fluctuation in value or only minor fluctuation, and involve readily-available financial assets in order to cover financing and liquidity requirements for planned capital expenditure.

Liquidity risk

Appropriate financial planning instruments are utilized to control our future liquidity position. Based on current planning, we do not foresee any liquidity shortages.

Currency risk

Currency risks arise for Q-Cells primarily due to the fact that we make purchases in USD that are not entirely offset by sales in USD. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary.

Interest rate risk

Photovoltaic systems are usually financed primarily through debt. Historically low interest rate levels and the resulting low cost of debt have positively influenced the profitability of photovoltaic systems. An increase in interest rates would reduce the profitability of photovoltaic systems and could therefore negatively impact demand for photovoltaic cells. We do not, however, anticipate a significant rise in interest rates in either the short term or medium term.

Interest rate risks exist with respect to liabilities to banks, which primarily involve long-term loans. Due to the successful capital increase from the IPO last year, our dependence on interest rates has lessened as a result of improved financing opportunities from shareholders' equity.

Credit risks

The Group has no major concentration of credit risk.

As part of procurement and hedging activities, it may be necessary to make advance payments to suppliers. This also gives rise to credit risks.

The maximum credit risk equals the amounts stated in the balance sheet.

Prompt and efficient financial control in connection with a customer evaluation system serves to reduce the probability of credit default.

Changes in the Executive Board

On October 27, 2006, Reiner Lemoine resigned as CTO of Q-Cells AG for health reasons.

Thalheim, November 13, 2006

The Executive Board of Q-Cells AG

ANTON MILNER
CEO

THOMAS SCHMIDT
COO

DR. RER. POL. HARTMUT SCHÜNING
CFO

FINANCIAL CALENDAR 2007

February 27	Release of preliminary key figures for 2006
March 28	Publication of the 2006 Annual Report Annual Press Conference and Analyst Conference in Frankfurt
May 15	Publication of the First Quarter 2007 Report
Presumably June 14	Annual General Meeting in Berlin
August 14	Publication of the Second Quarter 2007 Report
November 14	Publication of the Third Quarter 2007 Report

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
Guardianstraße 16
D-06766 Thalheim
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 8-887
FAX + 49 (0)3494 66 8-777
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 8-8081
FAX + 49 (0)3494 66 8-777
MAIL s.dietrich@q-cells.com

Concept and Design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

CONTACT Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610

MAIL q-cells@q-cells.com
WEB www.q-cells.com

Q.CELLS